UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CPFL ENERGIA S.A.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

126153105*

(CUSIP Number)

Wang Xinglei

State Grid International Development Limited

No. 8 Xuanwumennei Street, Xicheng District

Beijing, 100031

China

+86-10-60616621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The CUSIP number provided is for the American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) Common Shares, without par value.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Corporation of China
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016, in the Report of Foreign Private Issuer on Form 6-K of CPFL Energia S.A., a corporation (sociedade por ações) incorporated and existing under the laws of the Federative Republic of Brazil (the “Issuer”) furnished to the United States Securities and Exchange Commission on November 14, 2016 (the “Form 6-K”).

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Overseas Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid International Development Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Overseas Investment (Europe) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6 (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS International Grid Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS Top View Grid Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

CUSIP No. 126153105
1	NAMES OF REPORTING PERSONS State Grid Brazil Power Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of September 30, 2016 in the Form 6-K.

Item 1.	Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the common shares, without par value (the “Common Shares”), of CPFL Energia S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (the “Issuer”). The Common Shares trade on the BM&FBOVESPA, a stock exchange located in Brazil, and the American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) Common Shares (the “ADRs”), trade on the New York Stock Exchange (the “NYSE”). The address of the principal executive offices of the Issuer is Rua Gomes de Carvalho, 1510, 14th floor – Suite 142, CEP 04547-005 Vila Olímpia - São Paulo, São Paulo, Federative Republic of Brazil.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by (i) State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China (“SGCC”), (ii) State Grid Overseas Investment Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“State Grid Overseas”), (iii) State Grid International Development Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (“SGID Co.”), (iv) State Grid Overseas Investment (Europe) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“State Grid Europe Overseas”), (v) State Grid International Development Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“SGID”), (vi) International Grid Holdings Limited, a corporation organized and existing under the laws of the British Virgin Islands (“International Grid Holdings”), (vii) Top View Grid Investment Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Top View Grid”) and (viii) State Grid Brazil Power Participações Ltda., a limited liability company (sociedade limitada) organized and existing under the laws of the Federative Republic of Brazil (“State Grid Brazil”, and all of the foregoing, collectively, the “Reporting Persons”). State Grid Brazil is a direct subsidiary of International Grid Holdings (which holds approximately 99.99% of State Grid Brazil’s equity interests) and Top View Grid (which holds approximately 0.01% of State Grid Brazil’s equity interests). International Grid Holdings and Top View Grid are each direct wholly-owned subsidiaries of SGID. SGID is a direct subsidiary of SGID Co. (which holds 100% of the common shares of SGID), State Grid Europe Overseas (which holds approximately 11% of the preferred shares of SGID) and State Grid Overseas (which holds approximately 89% of the preferred shares of SGID). SGID Co., State Grid Europe Overseas and State Grid Overseas are each direct wholly-owned and controlled subsidiaries of SGCC. The Reporting Persons have entered into a joint filing agreement with respect to the filing of this Schedule 13D, dated February 1, 2017, a copy of which is attached as Exhibit 1 hereto.

The address of the principal executive offices and principal business of each of the Reporting Persons is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China.

SGCC is a state-owned enterprise of the People’s Republic of China. SGCC’s principal business is the building and operating of power grids and the transmission, supply, purchase and sale of electricity power. SGCC operates regulated power transmission and distribution businesses in Australia, Brazil, China, Italy, the Philippines, Portugal and Hong Kong. State Grid Overseas and State Grid Europe Overseas each serve as platforms for SGCC’s overseas investment and financing. SGID Co. is a holding company and holds SGCC’s common shares in SGID. SGID is an overseas investment platform of SGCC and has energy investments in Australia, Brazil, Italy, the Philippines, Portugal and Hong Kong. International Grid Holdings and Top View Grid are holding companies that jointly hold SGID’s interests in State Grid Brazil. State Grid Brazil is a holding company formed for the purpose of (i) directly holding 100% of the equity interests of ESC Energia S.A., a corporation (sociedade anônima) organized and existing under the laws of Brazil (“ESC”), which directly holds 234,086,204 of the Common Shares of the Issuer beneficially owned by the Reporting Persons (or approximately 23.0% of the Common Shares of the Issuer stated to be outstanding as of September 30, 2016 in the Form 6-K) and (ii) directly holding the remaining Common Shares of the Issuer beneficially owned by the Reporting Persons.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of each of the Reporting Persons (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated into this Item 3 by reference.

The 556,164,817 Common Shares reported herein were purchased by the Reporting Persons (acting through State Grid Brazil) on January 23, 2017 at the “Closing” contemplated by the Amended SPA (as defined below in Item 4) (the “Closing”) using the working capital of State Grid Brazil and funds provided to State Grid Brazil by SGID and State Grid Overseas pursuant to unsecured debt financing arrangements with several banks entered into by SGID and debt financing arrangements with several banks entered into by State Grid Overseas and secured by a guarantee from SGCC. The total purchase price for the Common Shares reported herein was approximately R$14.19 billion, or R$25.51 per Common Share.

Additionally, as required by Brazilian law, the Reporting Persons (acting through State Grid Brazil or another affiliate) currently expect to use to the working capital of one or more Reporting Persons or their affiliates other than the Issuer, and, potentially, debt financing arrangements to be entered into by the Reporting Persons or their affiliates other than the Issuer, to consummate (a) a cash tender offer for all of the Common Shares not already owned by State Grid Brazil (the “Tender Offer”) and (b) a cash tender offer for all of the equity securities of the Issuer’s BM&FBOVESPA-listed subsidiary, CPFL Energias Renováveis S.A., not already directly or indirectly owned by the Issuer (the “Subsidiary Tender Offer”). The per Common Share price to be offered in the Tender Offer will be R$25.51, plus interest accrued at the Selic rate from January 23, 2017 until the settlement date for the Tender Offer, and the per share price to be offered in the Subsidiary Tender Offer will be R$12.20, plus interest accrued at the Selic rate from January 23, 2017 until the settlement date for the Subsidiary Tender Offer.

As of the date of this filing, neither the Tender Offer nor the Subsidiary Tender Offer has commenced. The Reporting Persons currently expect that the Tender Offer and the Subsidiary Tender Offer will commence following completion of applicable registration requirements in Brazil.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

•	On September 2, 2016, State Grid Brazil and SGID entered into a share purchase agreement, dated September 2, 2016 (the “Original SPA”), with Camargo Correa S.A. (“Camargo”) and ESC (which was a wholly-owned subsidiary of Camargo until sold to State Grid Brazil at the Closing), pursuant to which Camargo and ESC agreed to sell to State Grid Brazil all of the Seller Shares (as defined below) owned by them, on and subject to the terms and conditions set forth in the Original SPA.

•	On October 3, 2016, Camargo and ESC exercised their option (the “Indirect Sale Option”) pursuant to the Original SPA to convert the originally proposed direct acquisition by State Grid Brazil of the Seller Shares held by ESC into an indirect acquisition of such Seller Shares by means of the direct acquisition by State Grid Brazil from Camargo and Camargo’s wholly-owned subsidiary, VBC Energia S.A. (“VBC”), of 100% of the equity interests of ESC. Camargo and ESC exercised the Indirect Sale Option by executing and delivering to State Grid Brazil, together with VBC, an Indirect Sale Notice and Accession Agreement (the “Indirect Sale Notice and Accession Agreement”) pursuant to which VBC and Camargo each became a “Seller” pursuant to the Original SPA with respect to the ESC equity interests held by it. Camargo also remained a “Seller” pursuant to the Original SPA with respect to the Seller Shares directly held by it.

•	On October 6, 2016, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, a closed complementary pension fund (entidade fechada de previdência complementar) organized under the laws of the Federative Republic of Brazil (“PREVI”), perfected the exercise of certain tag-along rights available to it pursuant to the Issuer Shareholders Agreement (defined below) in connection with the execution by Camargo and ESC of the Original SPA by executing and delivering to State Grid Brazil a Seller Accession Agreement (the “PREVI Accession Agreement”) pursuant to which PREVI became a party to the Original SPA in the position of a “Seller” and agreed to sell to State Grid Brazil all of the Seller Shares (as defined below) owned by it. The “Issuer Shareholders Agreement” means, for purposes of this Schedule 13D, the Shareholders Agreement of the Issuer, dated March 22, 2002 and amended on August 27, 2002, November 5, 2003 and December 6, 2007, by and among ESC, PREVI and the Bonaire Investor (as defined below).

•	On October 13, 2016, Energia São Paulo Fundo de Investimento em Ações, an investment fund (fundo de investimento em ações fechado) organized under the laws of the Federative Republic of Brazil (the “Bonaire Investor”) and each of the shareholders of the Bonaire Investor, (i) Fundação CESP, (ii) SISTEL - Fundação Sistel de Seguridade Social, (iii) Fundação Petrobras de Seguridade Social – PETROS and (iv) Fundação SABESP de Seguridade Social — SABESPREV (each of the entities referred to in (i) through (iv) being a closed complementary pension fund (entidade fechada de previdência complementar) organized under the laws of the Federative Republic of Brazil and referred to herein collectively as the “Bonaire Shareholders” and together with the Bonaire Investor, as the “Bonaire Sellers”), perfected the exercise of certain tag-along rights available to them pursuant to the Issuer Shareholders Agreement in connection with the execution by Camargo and ESC of the Original SPA by executing and delivering to State Grid Brazil a Seller Accession Agreement (the “Bonaire Accession Agreement”) pursuant to which the Bonaire Sellers each became a party to the Original SPA in the position of a “Seller” and each agreed to sell to State Grid Brazil all of the Seller Shares (as defined below) owned by it (the Original SPA, as supplemented and modified by the PREVI Accession Agreement, the Bonaire Accession Agreement and the Indirect Sale Notice and Accession Agreement, being the “Amended SPA”). On November 11, 2016, the Bonaire Investor ceased to be a “Seller” pursuant to the Original SPA following the transfer of the Seller Shares owned by it to the Bonaire Shareholders.

•	The Closing occurred on January 23, 2017. At the Closing, the Reporting Persons (acting through State Grid Brazil) acquired (i) all of the Common Shares directly or indirectly owned by Camargo, PREVI and the Bonaire Shareholders that were bound by the Issuer Shareholders Agreement plus (ii) all dividends of Common Shares (bonificação em ações) received thereon (or resulting from stock splits thereof) on or after January 1, 2016 and prior to January 23, 2017 ((i) and (ii) collectively, the “Seller Shares”), which constituted 556,164,817 Common Shares in the aggregate. As contemplated by the Amended SPA, in connection with the Closing, Martin Roberto Glogowsky, Carlos Alberto Cardoso Moreira, Danilo Ferreira da Silva, Luiza Damasio Ribeiro do Rosário, Murilo Passos, Francisco Caprino, José Florêncio Rodrigues, Fernando Aguiar, Roberto Evangelista, Lívio Kuze, Adalgiso Faria, Marcelo Andrade, Paulo Ionescu, Susana Silveira, Décio Bottechia Júnior, Arnaldo José Vollet, Fernando Manuel Pereira Afonso Ribeiro, Heloísa Helena Silva de Oliveira, William Bezerra Cavalcanti Filho, João Pinto Rabelo Junior, Benilton Couto da Cunha and Noel Dorival Giacomitti resigned from their positions as directors, alternate directors and fiscal board members (in each case as applicable) of the Issuer and are expected to be replaced by the following State Grid Brazil nominees: Yuhai Hu, Daobiao Chen, Yang Qu, Yumeng Zhao, Andre Dorf, Antonio Kandir, Yuehui Pan, Chenggang Liu, Ran Zhang, Jia Jia, Luiz Augusto Marques Paes and Reginaldo Ferreira Alexandre.

•	Also at the Closing on January 23, 2017, ESC, PREVI and the Bonaire Shareholders entered into a deed of termination with the Issuer terminating the Issuer Shareholder’s Agreement (the “SHA Termination Agreement”).

The Reporting Persons view their investment in the Issuer as a strategic opportunity, the principal purpose of which is to diversify their business portfolio and take advantage of synergies between the Issuer and existing transmission assets of the Reporting Persons, and to thereby strengthen their position in the Brazilian power sector. The Reporting Persons intend to exercise control over the Issuer’s business and operations.

As required by Brazilian law, the Reporting Persons currently expect to commence the Tender Offer and the Subsidiary Tender Offer following completion of applicable Brazilian registration requirements. The Reporting Persons currently expect that such Brazilian registration process will commence on or prior to February 22, 2017. The Reporting Persons may, in connection with the Tender Offer, seek to cause the Issuer to delist from the NYSE and to cause the Issuer to deregister as a public company in the United States. Though no final decision has yet been made, the Reporting Persons are also currently considering whether they will cause the Issuer and/or CPFL Energias Renováveis S.A. to deregister as category A issuers in Brazil within one year of January 23, 2017. The Reporting Persons may, subject to applicable law, purchase, or enter into arrangements to purchase, (i) Common Shares and/or ADRs prior to or during the pendency of or after the Tender Offer and (ii) securities of CPFL Energias Renováveis S.A. prior to or during the pendency of or after the Subsidiary Tender Offer.

In addition to the foregoing, the Reporting Persons intend to enter into discussions from time to time with members of the Issuer’s management, fiscal board and/or board of directors and/or with other shareholders of the Issuer and/or other third parties in connection with their acquisition of control over the Issuer. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

The foregoing description of the Original SPA, the Indirect Sale Notice and Accession Agreement, the PREVI Accession Agreement, the Bonaire Accession Agreement and the SHA Termination Agreement (collectively, the “Principal Transaction Documents”) is not, and does not purport to be, complete and is qualified in its entirety by reference to the copies of the Principal Transaction Documents filed herewith as Exhibits 2, 3, 4, 5 and 6 respectively, all of which are incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The Reporting Persons are in the aggregate beneficial owners of 556,164,817 Common Shares (or approximately 54.6% of the 1,017,914,746 Common Shares stated by the Issuer in the Form 6-K to be outstanding as of September 30, 2016) and all of the Reporting Persons have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, all of such Common Shares.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any Common Shares; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the Common Shares beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)	Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Shares during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1 hereto and copies of the powers of attorney executed by the Reporting Persons in connection with this Schedule 13D are attached as Exhibit 7 and Exhibit 8.

The descriptions of the Principal Transaction Documents incorporated by reference into this Item 6 are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies of the Principal Transaction Documents filed herewith as Exhibits 2, 3, 4, 5 and 6, all of which are incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated February 1, 2017, by the Reporting Persons.

2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.

3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.

4	Seller Accession Agreement, dated October 6, 2016, by PREVI.

5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.

6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.

7	Power of Attorney, dated January 5, 2017, by State Grid International Development Co., Ltd., State Grid International Development Limited, International Grid Holdings Limited, Top View Grid Investment Limited and State Grid Brazil Power Participações Ltda.

8	Power of Attorney, dated January 5, 2017, by State Grid Overseas Investment Limited and State Grid Overseas Investment (Europe) Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2017

STATE GRID CORPORATION OF CHINA

By:	/s/ Shu Yinbiao
	Name:	SHU YINBIAO
	Title:	CHAIRMAN

STATE GRID OVERSEAS INVESTMENT LIMITED

By:	/s/ Li Ronghua
	Name:	LI RONGHUA
	Title:	LEGAL REPRESENTATIVE

STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

By:	/s/ Duan Guangming
	Name:	DUAN GUANGMING
	Title:	LEGAL REPRESENTATIVE

STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

By:	/s/ Hu Yuhai
	Name:	HU YUHAI
	Title:	PRESIDENT & CEO

STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Hu Yuhai
	Name:	HU YUHAI
	Title:	PRESIDENT & CEO

INTERNATIONAL GRID HOLDINGS LIMITED

By:	/s/ Li Lequan
	Name:	LI LEQUAN
	Title:	DIRECTOR

TOP VIEW GRID INVESTMENT LIMITED

By:	/s/ Li Lequan
	Name:	LI LEQUAN
	Title:	DIRECTOR

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA.

By:	/s/ Qu Yang
	Name:	QU YANG
	Title:	CEO

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID CORPORATION OF CHINA

The following table sets forth the name and present principal occupation or employment of each director and executive officer of SGCC. The business address of each such person is No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT EMPLOYMENT

Shu Yinbiao	Chairman of SGCC

Kou Wei	President of SGCC

Chen Yueming	Executive Vice President of SGCC

Xin Baoan	Executive Vice President of SGCC

Luan Jun	Executive Vice President of SGCC

Li Ruge	Executive Board Member and Chief Financial Officer of SGCC

Pan Xiaojun	Executive Board Member and Chief Compliance Officer of SGCC

Wang Min	Executive Vice President of SGCC

Liu Guangying	Executive Board Member and Chairman of the Labor Union of SGCC

Han Jun	Executive Vice President of SGCC

Liu Ze Hong	Executive Vice President of SGCC

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Li Ronghua	Chairman, State Grid Overseas	No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, China

Duan Guangming	President and Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Yang Fuzhong	Director, State Grid Overseas	No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, China

Zhang Lifang	Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Li Yong	Senior Vice President, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

EXECUTIVE OFFICERS OF STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

The following table sets forth the name and present principal occupation or employment of each executive officer of SGID Co. The business address of each such person is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the executive officers are citizens of the People’s Republic of China.

Name	PRESENT EMPLOYMENT

Hu Yuhai	President and Chief Executive Officer, SGID Co.

Li Haixiang	Senior Vice President, SGID Co.

Wen Bo	Senior Vice President, SGID Co.

Jiang Xiaojun	Senior Vice President, SGID Co.

Chen Daobiao	Senior Vice President, SGID Co.

Tian Yajun	Head of Discipline Inspection Group of the Party Committee, SGID Co.

Li Lequan	Senior Vice President, SGID Co.

Li Hong	Chief Financial Officer, SGID Co.

Liu Yanli	Senior Vice President, SGID Co.

Zhang Jian	Chairman of Labour Union, SGID Co.

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Europe Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Duan Guangming	Director and Chief Executive Officer, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Zhang Lifang	Director and Chief Financial Officer, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Li Yong	Director and Vice President, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

DIRECTORS OF STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director of SGID. All of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Hu Yuhai	Director of SGID; President and Chief Executive Officer of SGID Co.	No. 8, Xuanwumennei Street, Xicheng District, Beijing, 100031

Shan Shewu	Director of SGID	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

DIRECTORS OF INTERNATIONAL GRID HOLDINGS LIMITED

The following table sets forth the name and present principal occupation or employment of each director of International Grid. International Grid has no executive officers. The business address of each such person is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

Name	PRESENT PRINCIPAL OCCUPATION

Jiang Xiaojun	Director of International Grid; Senior Vice President, SGID Co.

Li Hong	Director of International Grid; Chief Financial Officer, SGID Co.

Li Lequan	Director of International Grid; Senior Vice President, SGID Co.

DIRECTORS OF TOP VIEW GRID INVESTMENT LIMITED

The following table sets forth the name and present principal occupation or employment of each director of Top View Grid. Top View Grid has no executive officers. The business address of each such person is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION

Jiang Xiaojun	Director of Top View Grid; Senior Vice President, SGID Co.

Li Hong	Director of Top View Grid; Chief Financial Officer, SGID Co.

Li Lequan	Director of Top View Grid; Senior Vice President, SGID Co.

EXECUTIVE OFFICER OF STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA.

Qu Yang is the sole executive officer of State Grid Brazil. Mr. Qu’s business address is Avenida Paulista No. 726, Suite 1207, Room 04, Bela Vista, ZIP 01310-910, Brazil. Mr. Qu is a citizen of the People’s Republic of China.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated February 1, 2017, by the Reporting Persons

2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto

3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC

4	Seller Accession Agreement, dated October 6, 2016, by PREVI

5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers

6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.

7	Power of Attorney, dated January 5, 2017, by State Grid International Development Co., Ltd., State Grid International Development Limited, International Grid Holdings Limited, Top View Grid Investment Limited and State Grid Brazil Power Participações Ltda.

8	Power of Attorney, dated January 5, 2017, by State Grid Overseas Investment Limited and State Grid Overseas Investment (Europe) Limited.